

January 22, 2013

<u>**Via E-mail**</u>

Ms. Johnna D. Kokenge
Vice President, Chief Accounting Officer and Chief Compliance Officer
10603 W. Sam Houston Pkwy N., Suite 300
Houston, TX 77064

  Re: Flotek Industries, Inc.
    Schedule TO-I
    Filed January 11, 2013
    File No. 005-51879

Dear Ms. Kokenge:

  We have reviewed your filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter by filing an amendment, providing the requested information, or advising us when the requested response will be provided. If you do not believe a comment is applicable to your facts and circumstances, or do not believe an amendment is appropriate, please advise us why. After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

  <u>Schedule TO-I</u>

  <u>Item 13</u>

1. We noticed that the issuer considers Item 13 of Schedule TO-I inapplicable, but further observed that the subject class of notes potential could be considered a class of equity for which a reporting obligation might exist under Section 15(d) of the Securities Exchange Act of 1934. Please advise us of the basis on which the issuer apparently believes that Rule 13e-3 is inapplicable to the issuer tender offer. To the extent the issuer is subject to reporting obligations under Section 15(d) but seeks to rely upon the exception in Rule 13e-3(g)(4), please provide us with a brief legal analysis in support of the availability of such exception given that the note holders will be asked to make an investment decision.

Important Information

2. We noticed the disclosure that on and after February 15, 2013, the Notes are redeemable and that the issuer has already delivered a notice of redemption to the Trustee with respect to all of the outstanding Notes specifying a redemption date of February 15, 2013. Given that the tender offer is scheduled to expire on February 13, 2013, please advise us, with a view toward revised disclosure, what consideration has been given to the application of Rule 13e-4(f)(6) to the contemplated redemption.

Forward-Looking Statements

3. The Private Securities Litigation Reform Act of 1995, by its terms, is inapplicable to any statements made in connection with this tender offer, regardless of whether such statements may be characterized as "forward-looking statements" or have otherwise been incorporated by reference into the offer document from a previously-filed periodic report. Please revise to delete the reference to the Act and make clear that forward-looking statements have not been protected by the Act's safe harbor provisions.

Terms of the Tender Offer

4. We noticed the disclosure that the Depositary will calculate the tender offer consideration, and that its calculation will be considered "finding and binding." The disclosure improperly suggests that participation in the offer does not permit security holders to privately pursue a legal claim. Please revise to make clear that tendering security holders may challenge the Depositary's findings in a court of competent jurisdiction.

Conditions of this Offer

5. The inclusion of offer conditions is not inconsistent with Section 14(e) when the conditions are objectively determinable and outside the control of the offeror. The paragraph immediately following the text of the conditions asserts the issuer may invoke any of the conditions to the offer, and thereby relieve the issuer of its purchase obligation, "regardless of the circumstances giving rise to" the issuer's right to invoke the condition. Please revise to remove the implication that the issuer has potentially made an illusory offer. Refer to part II. B. of Exchange Act Release 43069 (July 31, 2000).

6. By indicating that the offer conditions are deemed "an ongoing right" and may be asserted at any time from time to time, the disclosure suggests that the offer conditions may be asserted after the Expiration Date. The introductory disclosure to this section, however, suggests that offer conditions may be asserted only before the Expiration Date. Please revise to remove this potential inconsistency and make clear that offer conditions may be asserted only before the Expiration Date when withdrawal rights are available.

7. We noticed the representation that a failure at any time to exercise any of our rights will not be deemed a waiver of any other right. The decision not to exercise any rights once an offer condition has been triggered, however, is tantamount to waiver of that condition. Please be advised we take the view that waiver of material offer conditions constitutes a material change within the meaning of Rule 13e-4(d)(2) and (e)(3) which may require as many as five business days to remain in the tender offer following the failure to exercise the right. Please revise the disclosure to indicate that the failure to exercise a right may constitute the waiver of a right under the circumstances outlined herein.

Other Matters, page 13

8. We noticed the disclosure that the issuer's interpretation of the terms and conditions will be "final and binding." Please revise to indicate that security holders may challenge the issuer's interpretations in a court of competent jurisdiction, and may any other conforming changes in the Offer to Purchase wherever necessary.

Acceptance of Notes for Purchase; Payment for Notes, page 14

9. The disclosure indicates that the tender offer may be terminated at any time, subject to applicable law and the provisions of the indenture. This language also appears under the heading titled "Expiration Date; Extensions; Amendments." Please revise to make expressly clear that the tender offer, if terminated, will be terminated pursuant to the occurrence or non-occurrence of an event resulting in the assertion of an offer condition.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of its disclosures.

In responding to our comments, please provide a written statement from the issuer acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at 202.551.3266. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:

W. Mark Young, Esq.
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002